UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: August 4, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

FOR IMMEDIATE RELEASE

Camtek’s Schedules Second Quarter 2009 Results Release and
Conference Call for Wednesday, August 12, 2009

MIGDAL HA’EMEK, Israel, August 4, 2009 – Camtek Ltd. (Nasdaq: CAMT ; TASE: CAMT) announced that it would be releasing its financial results for the second quarter of 2009 on Wednesday, August 12, 2009.

The Company will also host a conference call on the same day, starting at 10:30 am ET. Roy Porat, General Manager – Israel and Mira Rosenzweig, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 866 744 5399	at 10:30 am Eastern Time
Israel:	03 918 0687	at 5:30 pm Israel Time
International:	+972 3 918 0687

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL:
Mira Rosenzweig, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax:+972-4-604-8300	Tel: (US) 1 646 201 9246
mirar@camtek.co.il	info@gkir.com